SUBSIDIARIES OF ENERGIZER RESOURCES INC.

Wholly-Owned Subsidiaries	Jurisdiction
2391938 Ontario Inc.	Ontario, Canada
Energizer Resources Madagascar Sarl	Madagascar
Energizer Resources (Mauritius) Ltd.	Mauritius
Energizer Resources Minerals Sarl	Madagascar
ERG (Madagascar) Sarl	Madagascar
Madagascar-ERG Joint Venture (Mauritius) Ltd.	Mauritius
THB Ventures Ltd.	Mauritius